UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 29, 2020, Hudson Capital Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers set forth on the signature pages thereto for the purchase and sale of 3,555,556 of the Company’s ordinary shares, at a purchase price of $0.45 per share, for an aggregate purchase price of approximately $1.6 million (the “Registered Direct Offering”).

Pursuant to a placement agent agreement (the “Placement Agent Agreement”), dated July 29, 2020, by and between the Company and Chardan Capital Markets LLC (“Chardan”), the Company engaged Chardan to act as the Company’s placement agent in connection with the Registered Direct Offering. Pursuant to the Placement Agent Agreement, the Company agreed to pay Chardan a cash fee equal to 5.0% of the gross proceeds received by the Company in the offering and to reimburse Chardan for its legal expenses in the amount of up to $50,000.

In addition, one investor has agreed with the Company and Chardan to be subject to a lock-up period of 30 days pursuant to a Lock-up Agreement dated July 29, 2020. During the applicable lock-up period, such investor may not offer for sale, contract to sell, sell, distribute, grant any option, right to warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into, or exercisable or exchangeable for our ordinary shares. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions.

The net proceeds to the Company from the offering, after deducting placement agent fees and estimated offering expenses, will be approximately $1.39 million. The registered direct offering is expected to close on or about July 31, 2020, subject to customary closing conditions.

The shares were offered, and will be issued, pursuant to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 as amended by the Prospectus supplement filed with the Commission on July 31, 2020.

The foregoing descriptions of the Purchase Agreement and Engagement Agreement are qualified in their entirety by reference to Exhibit 10.1 and Exhibit 10.2, respectively, attached hereto and incorporated herein by reference.

Exhibit No.	Description

5.1	Opinion of Maples & Calder
10.1	Form of Securities Purchase Agreement
10.2	Form of Lock-up Agreement
10.3	Form of Placement Agent Agreement
23.1	Consent of Maples & Calder (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer